# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 08/20/2025
Filed by CIK 0002079212
Persons authorized to receive notices and communications: Duc Pham, 3286 Vin Santo Ln., San Jose, California (CA), 95148, 408-876-7071

## Reporting persons
- Pham Duc Hoang (CIK 0002079212): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 299,900; shared voting power 0; sole dispositive power 155,900; shared dispositive power 0; aggregate amount beneficially owned 299,900 (9.6% of the class)
- Don Pham: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 144,000; shared dispositive power 0; aggregate amount beneficially owned 144,000 (4.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Comment:
This Statement on Schedule 13D (this Statement) relates to shares of common stock (Common Stock) of Charles & Colvard LTD (the Issuer). This Statement is being filed by the Reporting Persons as a result of the August 20, 2025 proxy agreement between Duc Pham and Don Pham acquiring approximately the latter's voting power. Duc Pham now has voting power over approximately 9.6% of Issuers shares.

The Issuer's principal executive offices are located at 170 Southport Dr., Morrisville, North Carolina 27560. All series of Common Stock issued by the Issuer that vote together as a single class are treated as one class. There are a total of 3,118,273 shares outstanding as of April 3, 2025 according to the Issuers 10-K filed on the same date.

## Item 2. Identity and Background
Name of person filing:
i. Duc Pham
ii. Don Pham
Residence or business address:
The address of the principal business office of Duc Pham is:
Duc Pham
3286 Vin Santo Ln.
San Jose, CA 95148

The address of the principal business office of Don Pham is:
Don Pham
2100 5th St Unit 302-E
Davis, CA 95618
Present principal occupation or employment:
Pham has been a committed investor in the Issuer for nearly a decade. His business used to promote moissanite purchased through the Issuer's official distribution channel. Motivated by his investment philosophy and passion for creative design, Pham transitioned into the jewelry industry and has since become a professional jeweler and goldsmith who has personally designed every piece in his collections and hand-set every center stone. His jewelry business specializes in original and trendy designs using lab-grown gemstones and prioritizes a customer-centric business model that emphasizes premium quality, cost-effective material selection, and aesthetic attention to design details.

In parallel with his entrepreneurial work, Pham is a senior engineer at one of the worlds largest technology companies and has over 20 years of leadership experience across multiple corporations of varying sizes and cultures. Pham is widely known as a team builder, a problem solver, and a person of integrity, having played key roles in resolving friction among cross-functional teams and driving execution across organizational lines. His deep familiarity with the Issuers core products and customer base, combined with his problem-solving skills and out-of-the-box thinking mindset, positions him to add unique value at the board level.

Information concerning each executive officer, director and controlling person (the Listed Persons) of the Reporting Persons is listed herein, and is incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Duc Pham signed an irrevocable proxy with Don Pham whereby these parties agreed to provide Duc Pham with sole voting power over shares held by Don Pham. The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: Duc Pham has been a committed investor in the Company for nearly a decade, yet despite this long-standing support for the Company and belief in its mission, he is deeply concerned about the Company's current trajectory. In order to address these issues, Mr. Pham has increased his position in the Company over time and following an irrevocable proxy made on August 20, 2025, now holds voting power over 9.6% with 4.99 coming from Duc Pham and 4.61 from Don Pham's voting power of the Company's outstanding shares becoming one of the Company's single largest voting shareholders. To address the Company's urgent challenges and restore long-term shareholder value, Duc Pham will seek a seat on the board in order to propose a multi-pronged strategy focused on these issues of governance reform, financial stabilization, and operational turnaround.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons currently beneficially own an aggregate of 299,900 shares of Common Stock, or 9.6% of the outstanding shares of Common Stock of the Issuer, based upon a total of 3,118,273 shares outstanding as of April 3, 2025 according to the Issuers 10-K filed on the same date. Duc Pham has sole voting power over 299,900 shares, including 144,000 shares owned by Don Pham pursuant to an irrevocable proxy. Duc Pham has dispositive power over 155,900 shares. Don Pham retains dispositive power over 144,000 shares but has no voting power.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons currently beneficially own an aggregate of 299,900 shares of Common Stock, or 9.6% of the outstanding shares of Common Stock of the Issuer, based upon a total of 3,118,273 shares outstanding as of April 3, 2025 according to the Issuers 10-K filed on the same date. Duc Pham has sole voting power over 299,900 shares, including 144,000 shares owned by Don Pham pursuant to an irrevocable proxy. Duc Pham has dispositive power over 155,900 shares. Don Pham retains dispositive power over 144,000 shares but has no voting power.
Transactions in the class effected during the past sixty days: No transactions in the Issuers Common Stock have been effected by Reporting Person in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock that may be deemed to be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses of the Reporting Persons under Item 4 hereof are incorporated herein by reference.

Duc Pham, in his individual capacity files now with Don Pham. Duc Pham has obtained the right to vote on behalf of Don Pham.

Pham and memorialized their irrevocable proxy wherein Duc Pham will have the right to vote all shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Irrevocable Proxy

## Signatures
- Pham Duc Hoang: Duc Pham, Individual (08/22/2025)
- Don Pham: Don Pham, Individual (08/22/2025)